UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

____________________

PARAMETRIC SOUND CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

699172201

(CUSIP Number)

Kenneth F. Potashner

13771 Danielson Street, Suite L

Poway, CA 92064

888-477-2150

_____________________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 15, 2014

(Date of Event which Requires Filing of This Statement)

____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [___].

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 699172201

1.	NAMES OF REPORTING PERSON Kenneth F. Potashner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	615,000 shares (see Item 5)
	8. SHARED VOTING POWER	-0- shares (see Item 5)
	9. SOLE DISPOSITIVE POWER	615,000 shares (see Item 5)
	10. SHARED DISPOSITIVE POWER	-0- shares (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 615,000 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.	1.6%
14.	IN

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CUSIP No. 699172201

Introductory Note

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, this “exit” Amendment No. 2 amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 8, 2013, as amended by Amendment No. 1 filed on August 16, 2013. This Amendment No. 2 relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Parametric Sound Corporation, a Nevada corporation (the “Issuer” or “Parametric”), beneficially owned by Kenneth P. Potashner (the “Reporting Person”), and is being filed to report the decrease in beneficial ownership of the Reporting Person caused by the issuance by the Issuer of 30,227,100 shares of Common Stock on January 15, 2014 pursuant to the effectiveness of the merger contemplated by the Agreement and Plan of Merger dated August 5, 2013 among the Issuer, VTB Holdings, Inc. and Paris Acquisition Corp. (the “Merger”). As a result of the shares issued pursuant to the Merger, the Reporting Person no longer beneficially owns 5% or more of the Common Stock of the Issuer.

Item 3. Source and Amount of Funds or Other Consideration

Item 3, as previously reported, is amended and supplemented by the following:

590,000 of the shares of Common Stock beneficially owned by the Reporting Person are issuable to the Reporting Person upon the exercise of stock options granted to the Reporting Person by the Issuer pursuant to the Issuer’s 2012 Stock Option Plan (“2012 Plan”). The Reporting Person holds 25,000 shares of Common Stock. All options held by the Reporting Person vested in full upon the effectiveness of the Merger on January 15, 2014, and corresponding change of control.

Since filing the Amendment No. 1 on Schedule 13D, the Reporting Person made the following acquisitions of Common Stock: (i) on December 27, 2013, the Reporting Person exercised 15,000 previously granted and vested options at $3.25 per common share and (ii) on December 30, 2013, the Reporting Person exercised 10,000 previously granted and vested options at $3.25 per common share. These options were exercised by written notice and payments in cash to the Issuer pursuant to the terms of the 2012 Plan and the Reporting Person’s option agreement relating to such options.

Item 5. Interest in Securities of the Issuer

(a) – (b) The responses to Items 7 through 13 of page 2 of this Amendment No. 2 are incorporated herein by reference. The ownership percentage reported in Item 13 of page 2 of this Amendment No. 2 is based on 37,501,722 shares of Common Stock issued and outstanding on January 15, 2014, based on a report from the Issuer’s transfer agent as of such date. As previously set forth in Items 4 and 6 hereof, the Reporting Person granted to VTB Holdings, Inc. (Turtle Beach) a proxy to vote certain shares of Common Stock beneficially owned by the Reporting Person pursuant to the terms of a Voting Agreement.  Such proxy expired in full upon the closing of the Merger on January 15, 2014.

(c) Except as set forth herein (see Item 3), the Reporting Person has not effected any transactions in shares of Common Stock in the past 60 days.

(d) Other than described herein, no person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e) As a result of the shares issued pursuant to the Merger, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on January 15, 2014.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2014	/s/ KENNETH F. POTASHNER
Kenneth F. Potashner

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